UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CRYO CELL INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

228895108

(CUSIP Number)

Richard Smith Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 (415) 773-5830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2228895108

1.	Names of Reporting Persons. Ki Yong Choi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,952,471(1)
	8.	Shared Voting Power 233,472(2)
	9.	Sole Dispositive Power 1,952,471(1)
	10.	Shared Dispositive Power 233,472(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,185,943(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.53%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,910,596 shares of Common Stock held by Mr. Choi and 41,875 shares of Common Stock subject to stock options held by Mr. Choi that are exercisable within 60 days of the filing date of this Amendment No. 5.
(2)	By virtue of being a co-trustee of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of Common Stock held by the Trust.
(3)	Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011 as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on July 25, 2011, plus 41,875 shares of Common Stock subject to stock options that are exercisable within 60 days of the filing date of this Amendment No. 5.

CUSIP No. 2228895108

1.	Names of Reporting Persons. Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 233,472(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 233,472(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,472(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	By virtue of their status as trustees of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Ki Yong Choi and Laura Choi may be deemed to have beneficial ownership of the 233,472 shares of Common Stock held by the Trust.
(2)	Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011 as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on July 25, 2011.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) by Ki Yong Choi and the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”, and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on July 26, 2007 (the “Original Schedule 13D”, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 31, 2007, Amendment No. 2 to Schedule 13D filed on May 1, 2009, Amendment No. 3 to Schedule 13D filed on May 10, 2011, Amendment No. 4 to Schedule 13D filed on May 23, 2011 and this Amendment No. 5, the “Schedule 13D”) by Mr. Choi relating to the common stock, par value $0.00 per share (the “Common Stock”), of Cryo-Cell International, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Mr. Choi has been contacted by and held separate discussions with each of representatives of the Executive Committee and the Chief Executive Officer of the Issuer and Mr. David Portnoy regarding the possible voting of the Reporting Persons’ shares of Common Stock with respect to the election of directors at the Issuer’s 2011 annual meeting of stockholders. In these discussions, Mr. Choi has proposed that he would be willing vote such shares in favor of the persons nominated by the Executive Committee or the persons nominated by Mr. Portnoy, as the case may be, in consideration of the appointment to the Issuer’s Board of Directors of Mr. Choi and one or more persons designated by Mr. Choi. Mr. Choi has not reached any agreement or understanding with either the representatives of the Executive Committee or Mr. Portnoy with respect to this matter. Mr. Choi may engage in similar discussions with these persons through the time of the annual meeting.

On August 21, 2011, counsel for the Reporting Persons sent a proposed term sheet to Mr. Portnoy’s counsel outlining the principal terms of an agreement that would be acceptable to the Reporting Persons. This term sheet is copied below and attached hereto as Exhibit 99.3, and the text thereof is incorporated herein by reference.

Terms of Agreement

Parties to Agreement: The Reporting Persons (collectively, the “Choi Group”); and Mr. Portnoy and each of the other persons identified on the Schedule 13D/A filed on July 28, 2011 (collectively, the “Portnoy Group”).

Agreement to Vote at Annual Meeting: At the 2011 Annual Stockholder Meeting (the “Annual Meeting”) of the Issuer, each member of the Choi Group and Portnoy Group agrees to vote his, her or its shares of common stock of the Issuer to elect (i) David I. Portnoy, Mark L. Portnoy, Jonathan H. Wheeler, M.D., George Gaines and Harold D. Berger (collectively, the “Portnoy Nominees”) and (ii) one nominee from the management slate, to be mutually agreed upon by Messrs. Choi and Portnoy (the “Management Nominee”), to the Issuer’s Board of Directors (the “Board”).

Size of Board: The size of the Board following the Annual Meeting shall immediately be increased to seven members, and in the event the Management Nominee resigns or is removed from the Board, then the size of the Board shall be reduced to six members and may not be changed without the unanimous approval of the Portnoy Nominees and Choi Nominees who are then members of the Board.

Appointment of Choi Nominees: Immediately following the Annual Meeting, two of the Portnoy Nominees will resign from the Board and each of the remaining three Portnoy Nominees will (i) vote to increase the size of the Board to seven if the Management Nominee remains on the Board, and (ii) immediately thereafter appoint Ki Yong Choi, Michael Cho and Sung Won Sohn (the “Choi Nominees”) to the Board. The resigning Portnoy nominees, whom will be identified at the time of the agreement, will agree to execute conditional resignations concurrently with the signing of the agreement. Each of the Choi nominees shall execute consents to be named as directors concurrently with the signing of the agreement and agree to serve on the Board if appointed.

Creation of Executive Committee: In the event that the Management Nominee has not resigned and until such person has otherwise been removed from the Board or vacates his directorship for any reason, then immediately following the Annual Meeting the Portnoy Nominees and the Choi Nominees shall vote to approve the formation of an Executive Committee of the Board, comprised solely of the Portnoy Nominees and the Choi Nominees and which Executive Committee shall have the right to take all action as may be permitted under Delaware law.

Vacancies: If any of Portnoy Nominees or Choi Nominees vacates his directorship for any reason, then either Mr. Portnoy or Mr. Choi, as applicable, will have the right to designate a successor nominee to fill such vacancy, which successor shall then be appointed to the board by the remaining Portnoy Nominees and Choi Nominees who are then members of the Board.

Board Committee: All committees of the Board will have an equal number of Portnoy Nominees and Choi Nominees. Dr. Sohn will serve as Chairman of the Board.

Bylaws Amendment: As soon as practicable following the Annual Meeting, the Portnoy Nominees and Choi Nominees who are then members of the Board shall vote as directors to amend the bylaws of the Issuer to allow a stockholder holding fifteen percent (15%) or more of the outstanding capital stock of the Issuer to call a special election of stockholders for the election of directors and to allow removal of any or all directors without cause.

Term: The Agreement will terminate and be of no force or effect from and after the Issuer’s 2012 Annual Meeting of Stockholders and will be null and void in the event the 2011 Annual Meeting of Stockholders has not concluded on or after September 25, 2011.

Each of the Choi Nominees are existing members of the Issuer’s Board, biographical information of whom can be found in the Notice of Stockholder Nomination dated May 9, 2011, filed as Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on May 10, 2011.

The terms sheet was presented by counsel to the Reporting Persons to Mr. Portnoy’s counsel for discussion purposes only and does not constitute an agreement, arrangement or understanding. There can be no assurance that the Reporting Persons’ proposal as set forth in the term sheet will be accepted or whether the Reporting Persons will reach any agreement with anyone with respect to the voting of the Reporting Persons’ shares of Common Stock. In the event that the Reporting Persons do not reach an agreement with either the Issuer or Mr. Portnoy, the Reporting Persons intend to vote their shares of Common Stock in person at the Annual Meeting, at which time they may vote for nominees from each of the Issuer’s and Mr. Portnoy’s slates.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.3	Proposed term sheet sent by counsel to the Reporting Persons to Mr. Portnoy’s counsel on August 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011

/s/ Ki Yong Choi
Ki Yong Choi

KI YONG CHOI AND LAURA CHOI, AS TRUSTEES UAD 7/27/01 FBO CHOI FAMILY LIVING TRUST

By:	/s/ Ki Yong Choi
Ki Yong Choi, Trustee

EXHIBIT INDEX

Exhibit 99.3	Proposed term sheet sent by counsel to the Reporting Persons to Mr. Portnoy’s counsel on August 21, 2011.